Filed Pursuant to Rule 433
Registration Statement No. 333-136631
January 9, 2008
FINAL TERM SHEET
Dated January 9, 2008

Issuer:	Cintas Corporation No. 2

Guarantors:	Cintas Corporation and the subsidiary guarantors

Anticipated Ratings:	A2 (Moody’s); A (S&P)

Issue of Securities:	6.125% Senior Notes due 2017

Principal Amount Offered:	$50,000,000

New Aggregate Principal Amount:	$300,000,000

Coupon:	6.125% per annum

Accrued Interest to Company:	$314,756.94; 6.125% accrued from and including December 7, 2007 to, but excluding, January 14, 2008

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing June 1, 2008

Maturity Date:	December 1, 2017

Treasury Benchmark:	4.25% due November 15, 2017

US Treasury Yield:	3.793%

Spread to Treasury:	215.7 basis points

Re-offer Yield:	5.950%

Initial Price to Public:	Per Senior Note: 101.287%; Total: $50,643,500

Underwriters Discount:	Per Senior Note: 0.650%; Total: $325,000

Proceeds, before expenses, to us:	Per Senior Note: 100.637%; Total: $50,318,500

Optional Redemption:	Make-whole Spread: 35 basis points

Offer to Repurchase:
Upon the occurrence of both (i) a change of control of Cintas and (ii) a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services within a specified period, Cintas will be required to make and offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Minimum Denomination:	$1,000 and integral multiples of $1,000

Expected Settlement Date:	January 14, 2008 (T+3)

CUSIP Number:	17252MAH3

ISIN Number:	US17252MAH34

Sole Book-Running Manager:	KeyBanc Capital Markets Inc.
The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Services. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc. at (866) 227-6479.